Exhibit 99.1

September 17, 2013 Fixed Income Road Show All figures in CAD$, metrics and foreign exchange rates as of, or for the twelve months ended (“LTM”), June 30, 2013, as applicable, unless otherwise indicated A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

FORWARD LOOKING STATEMENTS This presentation contains statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “potential”, or “continue” and similar expressions are used to identify forward looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements and information. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to the risks set forth in the ‘‘Risk Factors’’ section in the Annual Information Form of Granite REIT and Granite GP dated March 5, 2012, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which investors are strongly advised to review. The ‘‘Risk Factors’’ section also contains information about the material factors or assumptions underlying such forward-looking statements and forward- looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements and forward-looking information contained in this presentation to reflect subsequent information, events or circumstances or otherwise. 1

AGENDA 2 Investment Highlights Transformation of Granite REIT Overview The Way Forward 2013 – Growth and Diversification Strategy Benchmarking Granite Establishing Terms for Future Public Debt Issuance

EXPERIENCED MANAGEMENT TEAM Thomas Heslip Chief Executive Officer Michael Forsayeth Chief Financial Officer Jennifer Tindale Executive Vice President, General Counsel and Secretary John De Aragon Executive Vice President, Real Estate Investment Lorne Kumer Executive Vice President, Real Estate Portfolio and Asset Management Stefan Wierzbinski Executive Vice President Europe 3

INVESTMENT HIGHLIGHTS 4 Large, geographically diversified industrial property portfolio of approximately 29 million square feet in over 100 rental income properties Strong, largely unencumbered, balance sheet with conservative leverage BBB and Baa3 “investment grade” ratings from DBRS and Moody’s Experienced management team and independent Board of Directors / Trustees Major tenants are subsidiaries of Magna International Inc. (“Magna”), rated A (low) by DBRS, Baa2 by Moody’s and BBB+ by S&P Strong relationships with its tenants Successfully executing on stated strategy of acquiring high quality real estate, while diversifying our tenant base

TRANSFORMATION OF GRANITE Converted to a REIT Increased annual distribution to $2.10/unit Optimizing Magna relationship Growing & diversifying through acquisitions 5 2003 Originated as a public company spinout from Magna June 2011 New independent Board and new management put in place New strategic plan announced: October 2011 June 2012 Moved off Magna campus; MID renamed Granite Real Estate Inc. January 2013 Converted to Granite REIT Commenced distributions @ $2.10 per stapled unit

Strong Liquidity Cash position $63 million After reflecting additional borrowings after June 30, 2013 of $20 million to finance the West Chester Acquisition, $122 million available to be drawn on $175 million facility, that with lender approval can be increased to $250 million Low leverage and largely unencumbered balance sheet provide significant untapped debt capacity Focus on maintaining a largely unsecured balance sheet Current leverage 16.4% of total capitalization Targeting a conservative maximum leverage of 40% to 50% as we grow and diversify Favourable Lease Profile “The features in Granite’s lease agreements contribute to earnings and cash flow stability, as they are generally structured with the tenant being responsible for all costs of occupancy (including operating costs, property taxes, insurance and maintenance costs) and rent increases (based either on fixed-rate step increases or inflation adjustment and generally limited to 10% over five years). The majority of the lease agreements are long term, with built-in renewal options that reset at market rates or existing rent plus inflation.” REIT OVERVIEW DBRS Report – May 6, 2013 EBITDA is a non-IFRS financial measure. For a definition of EBITDA and for more information, see slides 9 and 32 in this presentation. Adjusted EBITDA is a non-IFRS financial measure. For a definition of Adjusted EBITDA and for more information, see slides 9 and 32 in this presentation. Debt is defined as the face value of Bank Indebtedness, Mortgage Debt and Existing Debentures Net Debt is defined as Debt minus cash Investment Properties is defined as the fair value of investment properties For a definition of Unencumbered Assets see slide 32 Interest is defined as interest expense and other financing costs, net 6

Poland Germany Czech Republic Austria Spain U.K. Michigan Iowa Missouri Illinois Indiana Kentucky Tennessee South Carolina Ontario 9 countries 61% of Properties & 68% of ALP outside Canada Targeted selected parts of Europe & U.S. 29 million square feet 108 properties CANADA U.S. MEXICO EU Oregon Maryland Georgia New Jersey Properties Regional Office Head Office INTERNATIONAL PRESENCE 7

PORTFOLIO PROFILE ANNUALIZED LEASE PAYMENTS TOTAL SQUARE FEET FAIR VALUE OF PROPERTIES Canada U.S.A. Mexico Austria Germany Other $198.8 MM 29.0 MM $2,113.7 MM 8

STABLE OCCUPANCY AND INCOME Since the initial public offering of the REIT’s predecessor company in 2003 to June 30, 2013, the occupancy percentage based on square footage has never dropped below 96.8% 9 1. FFO, EBITDA and Adjusted EBITDA are non-IFRS financial measures. For more information, see slide 32 in this presentation. Note: Certain totals in the above table may not reconcile due to rounding 10

Diversify Tenant Base – Targeting 50% non-Magna Acquisitions Emphasis on Quality – Real Estate and Tenants Optimizing the Magna Relationship Maintaining Investment Grade Credit Rating THE WAY FORWARD 10

Magna Relationship Granite is Magna’s largest landlord 90.3% of Granite’s gross leasable area 94.5% of Granite’s Annualized Lease Payments Focus is on lease extensions and stable revenues Leases are with subsidiaries of Magna Magna Overview1 A leading global automotive supplier US$18 billion2 market cap 2012 sales of US$30.8 billion 2012 operating income of US$1.8 billion Investment grade rated A (low) by DBRS with stable trend Baa2 by Moody’s with stable outlook BBB+ by S&P with positive outlook “DBRS believes that several of the properties in Granite’s portfolio are considered to be core plants for Magna. This view is supported by the fact Magna has made significant capital investments, including expansions, in many of these plants over the past several years.” DBRS Report – May 6, 2013 STRONG RELATIONSHIP WITH MAGNA Magna financial data, other than market cap, from Magna public filings. Credit ratings are based on each rating agency’s most recently published ratings for Magna As at September 13, 2013 11

LEASE EXPIRATION SCHEDULE Weighted Avg. Lease Term=4.7 years As at June 30, 2013 Annualized Lease Payments Square Footage (millions) 12

GROWTH & DIVERSIFICATION STRATEGY SELECTED DEVELOPMENT ASSET REPOSITIONING NON-CORE ASSET SALES ACQUISITIONS 4 Key Elements 13

36-acre site in business park Will include Class A logistics and warehouse facility Fully zoned for light industrial Construction underway for a 624,000 square foot facility 89-acre site Land fully improved and located within high quality business park Future development opportunities LOUISVILLE, KENTUCKY SELECTED DEVELOPMENT 14

15 BEFORE AFTER ASSET REPOSITIONING 15 67 Green Lane, Markham, ON, Canada

STRATEGIC SALES OBERWALTERSDORF, AUSTRIA WESTMINSTER, MARYLAND AURORA, ONTARIO 16 Disposition Strategy Opportunistic sales with a focus on non-core properties Sell to investors, users & Magna Move to 50% non-Magna tenants MYSLOWICE, POLAND Examples of Properties for Sale

New $175M unsecured senior revolving credit facility February Acquired two properties – 713K SF in New Jersey and Georgia Acquired three properties – 265K SF in Oregon and developments in Kentucky and Pennsylvania April/May Acquired one property – 601K SF Ohio February Announced agreement to acquire seven properties – 2.5M SF in Germany (4) and The Netherlands (3) August September File shelf prospectus in order to pursue unsecured debenture financing program ACQUISITIONS 17 Execution of Growth and Diversification Strategy Begins in 2013 August

2013 ACQUISITIONS & PIPELINE Emphasis on Quality & Tenant Diversification LOGAN, NEW JERSEY SAVANNAH, GEORGIA PORTLAND, OREGON 4 Million Square Feet of New Age High Quality Logistics – Distribution Facilities acquired or under contract WEST CHESTER, OHIO AEW PORTFOLIO, EUROPE 18

IMPACT OF 2013 ACQUISITIONS Closed or Under Contract 2 development properties Acquired in the US for US$14 million (excluding transaction costs) 11 income producing properties Acquired 4 in the US, 4 under contract in Germany and 3 under contract in The Netherlands Total cost: ~$262 million (excluding transaction costs) Total square footage: 4 million Estimated average cap rate1: 7.8% Estimated annual NOI1,2: ~$20.5 million Reduces Magna concentration to ~82% on a square footage basis ~87% on an annualized lease payment basis 19 Based on Granite’s due diligence Calculated as average cap rate applied to the total acquisition costs (excluding transaction costs)

As of June 30, 2013, doubled the number of non-Magna tenants since the start of 2013 GROWING LIST OF NEW TENANTS 20

In accordance with Section 9A.3(4)(b) of National Instrument 44-102 Shelf Distributions, certain comparables and related disclosure were removed from this template version of the investor presentation. 21

In accordance with Section 9A.3(4)(b) of National Instrument 44-102 Shelf Distributions, certain comparables and related disclosure were removed from this template version of the investor presentation. 22

Issuer: Granite REIT Holdings Limited Partnership (“Granite LP”) Guarantors: Granite GP (downstream), Granite REIT (downstream), Granite Canadian Realty LP (upstream), Granite US Holdco LP (upstream) , Granite Canadian Realty LP Inc. (upstream) and Granite US Holdco GP Corporation (upstream) Form: Public offering via shelf prospectus and prospectus supplement Ratings: DBRS: BBB (Stable Trend) Moody’s: Baa3 (Stable Outlook) Key Covenants: EBITDA/Interest Coverage ^ 1.65x (maintenance test) Consolidated Indebtedness(1) to Aggregate Assets ^ 60% (incurrence test) Adjusted Stapled Unitholders’ Equity ^ $500mm (maintenance test) Unencumbered Aggregate Assets(2)/Consolidated Unsecured(3) Indebtedness ^ 150% (maintenance test) Consolidation/merger with a) no event of default, b) assumption of unsecured debenture obligations, and c) capacity to incur $1 of debt Change of Control: Debentureholders put option at 101% in the event of a change of control(4) and a one-notch-or-more downgrade in rating from any rating agency Note: Upstream guarantees released upon full repayment or refinancing of existing debentures (6.05% due Dec 22, 2016) 1. Includes face value of convertible debentures 2. Excludes assets under construction 3. Excludes subordinated indebtedness 4. Defined as the acquisition of greater than 50% of the fully-diluted Stapled Units by a Person (or group of Persons) who is not an affiliate of Granite REIT or Granite GP TERMS FOR FUTURE PUBLIC DEBT ISSUANCE 23

Transformation on Track Stable Revenue Base & Consistent EBITDA Diversify Tenant Base Increasing Portfolio Quality Experienced Management SUMMARY 24

GRANITE REIT

EXPERIENCED MANAGEMENT Thomas Heslip – Chief Executive Officer, Trustee / Director 29-year career covering commercial property development, investment, management and operations across the world Was most recently with GWL Realty Advisors in Toronto and prior to that served as President and CEO of Realex Properties Corporation until Realex’s sale to Dundee Real Estate Investment Trust in February 2011 Held senior management positions with Fortress Canada, Goldman Sachs, CIBC Development Corp. and Cadillac Fairview Limited Michael Forsayeth, CA – Chief Financial Officer From June 2007 to July 2011, Mr. Forsayeth was Chief Financial Officer of Intrawest Over the course of his 30 plus year career, has held CFO and senior executive financial and operating positions in several public and private Canadian companies, including Cara Operations Ltd, Laidlaw Inc, Derlan Industries Limited and Bank of Montreal Jennifer Tindale – Executive Vice-President, General Counsel and Corporate Secretary Was most recently Vice President, Associate General Counsel & Corporate Secretary at Biovail Corporation Prior to joining Biovail in 2006, Ms. Tindale was a partner at Blake, Cassels & Graydon LLP, practicing corporate securities law 26

EXPERIENCED MANAGEMENT John De Aragon – Executive Vice-President, Real Estate Investment Oversees investment activities Over 22 years of experience in the real estate industry, covering all aspects from finance and accounting to acquisitions, mergers and asset management Held senior positions in real estate and investment in Canada and worldwide, including Managing Director of Fortress Investment Group (responsible for real estate portfolios in Canada, the U.S. and Europe) from 2005 to 2009, Vice President of Bentall Kennedy and Senior Director Investment and Development at CIBC Development Corp. Lorne Kumer – Executive Vice President, Real Estate Portfolio and Asset Management Oversees the North American portfolio and asset management activities Over 21 years of experience in the real estate industry working for both public and private development companies, for the past 10 years, has worked for Granite in various roles including the management of Granite’s significant land development portfolio and leasing Prior to Granite, Mr. Kumer held senior positions in the real estate industry including Vice President at C. Hunter Real Estate Corporation in Toronto and Vice President with Peregrine Hunter Properties Ltd. Stefan Wierzbinski – Executive Vice President Europe Responsible for acquisition, development, leasing and management in Europe. He joined Granite in 2001. From 1997 to 2001, Mr. Wierzbinski worked with Arthur Andersen in Vienna, Austria as tax consultant and auditor in several industries including construction and real estate 27

EXPERIENCED BOARD OF TRUSTEES G. Wesley Voorheis – Trustee / Director & Chairman Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic and other advisors to institutional, private equity, and other shareholders with respect to their investments Director and Chairman of the Board of HudBay Minerals Inc. since March 2009 and a director of RONA inc. since January 2013. Formerly a director and member of the Audit Committee of Coventree Inc. and a director of Easyhome Ltd. Acted as the CEO and a director of Hollinger Inc. and as the Chairman of the Board of YBM Magnex International Inc. Served as Chairman of a number of special board committees and as a director of various other Canadian publicly traded companies Prior to the establishment of VC & Co. Incorporated and Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner at a major Toronto law firm Peter Dey – Trustee / Director & Vice Chairman Chairman of Paradigm Capital Inc., an investment dealer, a director of Goldcorp Inc., a director of Enablence Technologies Inc. and a director of Griffiths Energy International Formerly a director of Coventree Inc., formerly a Partner of Osler, Hoskin & Harcourt LLP, formerly Chairman of Morgan Stanley Canada Limited, formerly chair of The Toronto Stock Exchange Committee on Corporate Governance in Canada Mr. Dey has also served as Chairman of the Ontario Securities Commission and was Canada’s representative to the OECD Task Force that developed the OECD Principles of Corporate Governance released in May of 1999 Mr. Dey is Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum, established by the World Bank and the Organization for Economic Cooperation and Development 28

EXPERIENCED BOARD OF TRUSTEES Michael Brody – Trustee / Director 30 years of experience in commercial real estate, evenly divided between the capital markets and property sectors A Senior Advisor providing non-executive consulting services to The Blackstone Group L.P. Formerly President and Chief Operating Officer of Loeb Partners Realty, LLC, a privately-held real estate company. Formerly on the Board of Rock US Joint Ventures, a Lloyds Banking Group/HBOS-controlled entity. Formerly a Managing Director and Head of CMBS Origination for Merrill Lynch & Co. Formerly Senior Vice President and Chief Credit Officer of GMAC Commercial Mortgage and a Managing Director for Nomura Securities in New York and San Francisco Mr. Brody began his career as a leasing broker with Cushman & Wakefield and has acted as a Vice President of Asset Management for the Mack Company as a Vice President of Goldfarb Properties. Barry Gilbertson – Trustee / Director A real estate specialist professional who has been Managing Director of Tigger Limited, trading as Barry Gilbertson Consultancy, since August 2010. Currently a director of RONA inc., formerly a consultant at Knight Frank LLP and a partner at PricewaterhouseCoopers LLP. At PwC, Mr. Gilbertson led the work-out of the U.S.$8 billion real estate portfolio as well as the corporate property occupied in the United Kingdom and Europe by Lehman Brothers (In Administration), together with other significant turnaround projects Formerly President of The Royal Institution of Chartered Surveyors (RICS), a member of The Bank of England Property Forum, the founder Chairman of the Non-Administrative Receivers Association, the co-founder Vice Chair of the World Association of Valuation Organisations, the Chair of Valuation for the United Nations Real Estate Advisory Group, and has been a Counselor of Real Estate (CRE) since 1998 29

EXPERIENCED BOARD OF TRUSTEES Gerald Miller, CA – Trustee / Director Formely Executive Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd. Prior to that, since 1986, Mr. Miller held several other senior finance, administration and operations offices at West Fraser, including Vice-President, Corporate Controller; Vice-President, Administration; and Executive Vice-President, Pulp and Paper Prior to joining West Fraser in 1986, he was a Senior Audit and Tax Manager with one of the major Canadian firms A director of West Fraser since April 2012 Scott Oran – Trustee / Director Managing Director of Dinosaur Capital Partners LLC, a real estate investment and advisory firm Formerly a member of Gordon Brothers Group, an advisory and financial services company. Formerly Executive Director of Morgan Stanley, where he was responsible for its real estate investing activities in New England and the mid-Atlantic United States 25 years of experience in the real estate industry. Formerly Partner and Regional Director of TA Associates Realty and Vice President of Fleet Bank in Boston. Also acted as Director of Acquisitions for Unihab, a real estate developer Began his career at Booz, Allen & Hamilton, a management consulting firm 30

New debentures would be issued by Granite LP, alongside the existing debentures and the revolving credit facility New debentures would have the same upstream guarantees, from the Canadian and US subsidiaries, as the revolving credit facility Upstream guarantees are to be automatically released upon full repayment or refinancing of existing debentures 2012E FFO per share as per RBC Research Granite Unitholders – Stapled Units – Granite GP 1 Granite REIT 1 Guarantors for Revolver and New Debentures 1. Downstream guarantees from Granite GP and Granite REIT are provided on all Granite LP borrowings Guarantor for Existing Debentures Granite Real Estate Inc. (former public company) Granite Canadian Realty LP (“CDN LP”) Granite US Holdco LP (“US LP”) Granite LP Borrower for Revolver, Existing Debentures, and New Debentures 1 Common Shares Trust Units 0.001% 99.999% 100.0% 100.0% 100.0% European & Mexican Subsidiaries Canadian Subsidiaries US Subsidiaries SIMPLIFIED ORGANIZATION STRUCTURE 31

Certain defined terms used in this investor presentation have the following meanings: “ALP” means annualized lease payments, defined as Granite’s total annual rent assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided, with rents denominated in foreign currencies being converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period. “Cap Rate” means NOI divided by the acquisition cost of the property excluding transaction costs “FFO” means funds from operations, defined using the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) “NOI” means net operating income which is gross rent less recoverable operating costs and reserves for vacancy and credit loss “Unencumbered Assets” means total assets less the fair value of investment properties that are encumbered by any lien, properties and land underdevelopment, land held for development and deferred tax assets “FFO”, “EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures. As noted above, Granite determines FFO using the definition prescribed by REALPAC, and determines EBITDA and Adjusted EBITDA in the manner illustrated by the table on slide 9 in this presentation. Granite considers FFO, EBITDA and Adjusted EBITDA each to be a meaningful supplemental measure of operating performance. However, FFO, EBITDA and Adjusted EBITDA should not be construed as an alternative to net income or cash flows provided by operating activities determined in accordance with IFRS. FFO, EBITDA and Adjusted EBITDA are measures widely used by analysts and investors in evaluating the operating performance of real estate entities. However, FFO, EBITDA and Adjusted EBITDA do not have standardized meanings under IFRS and therefore may not be comparable to similar measures presented by other entities. The following table presents a reconciliation of net income attributable to stapled unitholders or common shareholders to FFO, for each of the periods presented: CERTAIN DEFINITIONS AND NON-IFRS MEASURES 32 1. FFO is a non-IFRS financial measure. For more information, see the defined terms above. Note: Certain totals in the above table may not reconcile due to rounding